EXHIBIT 99.1
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	October 25, 2013

Alamos Gold Makes $2 Million Option Payment to Seabridge Gold
for Quartz Mountain

Toronto (Canada) – Seabridge Gold announced today that it has received the next scheduled option payment from Alamos Gold Inc. in connection with Alamos’s option to acquire a 100% interest in the Quartz Mountain Project located in Lake County, Oregon. Alamos obtained the right to purchase the Quartz Mountain Project this year by completing the acquisition of Orsa Ventures Corp. which had originally optioned the project from Seabridge in October 2011.

To complete the acquisition of the Quartz Mountain Project, Alamos must pay Seabridge: (i) an additional $3,000,000 in cash or Alamos common shares (at Seabridge's election), within five business days of completing a National Instrument 43-101 Feasibility Study on Quartz Mountain; and (ii) a further $15,000,000 in cash or, at Seabridge's election, a 2% net smelter royalty on Quartz Mountain within 60 days of determining that a mine has been permitted and bonded.

Seabridge Chairman and CEO Rudi Fronk noted that “a significant portion of the funding required to advance our core Canadian projects – KSM and Courageous Lake – has been generated by the sale of assets such as Quartz Mountain to successful companies like Alamos Gold.”

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net